Filed pursuant to Rules 424(b)(3) and 424(c)
                                     Registration No. 333-24591

                   AYDIN CORPORATION

   Prospectus Supplement to Prospectus Dated April 16, 1997,
         Prospectus Supplement Dated April 29, 1997 and
             Prospectus Supplement Dated May 8, 1997

     Reference is made to the Prospectus dated April 16, 1997 (the "Prospectus"), the Prospectus Supplement dated April 29, 1997 and the Prospectus Supplement dated May 8, 1997, relating to the offering of up to 596,927 shares (the "Shares") of Common Stock, $1.00 par value, of Aydin Corporation ("Aydin" or the "Company") by EA Industries, Inc. ("EA") as the selling stockholder.

     As of May 14, 1997, EA sold an aggregate of 500,000 shares of Aydin Common Stock in connection with an option agreement (the "EA Option"), pursuant to which EA granted to I. Gary Bard, the Chairman, President and Chief Executive Officer of the Company, and his assigns, the right to purchase the Shares for an exercise price of $10.75 per Share. Therefore, an aggregate of 96,927 Shares (the "Remaining Shares") remain exercisable under the EA Option. The EA Option may be exercised for the Remaining Shares at an exercise price of $10.75 per Remaining Share (i) by Mr. Bard or his assigns at any time on or before June 14, 1997 or
(ii) thereafter, until on or before October 1, 1997, by those assignees who have purchased the initial 500,000 Shares and/or any Remaining Shares pro rata in accordance with the respective percentage of the number of Shares purchased by such assignee.

     Pursuant to a letter agreement dated as of May 6, 1997, as amended, between Aydin and EA, upon the consummation of the sale of the initial 500,000 Shares, Irwin L. Gross, Chairman of EA, resigned as a director of Aydin, and Aydin issued a warrant (the "Warrant") to EA for the purchase of 167,524 shares (the "Warrant Shares") of Aydin Common Stock, exercisable for three years, of which 83,762 Warrant Shares are exercisable at a price of $12.10 per Warrant Share and 83,762 Warrant Shares are exercisable at $13.20 per Warrant Share. If the remaining 96,927 Shares are sold pursuant to the EA Option, EA will be issued an additional warrant for the purchase of an aggregate of 32,476 shares, of which 16,238 shares would be exercisable at $12.10 per share and 16,238 shares would be exercisable at $13.20 per share. Aydin and EA have also entered into a registration rights agreement relating to the Warrant Shares.

     This Prospectus Supplement should be read in conjunction with the Company's Prospectus dated April 16, 1997, the
Prospectus Supplement dated April 29, 1997 and the Prospectus
Supplement dated May 8, 1997.

    The date of this Prospectus Supplement is May 21, 1997.